SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549





# FORM 11-K

## ANNUAL REPORT

[X] PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

(Full title of the plan)



Chemed Corporation

(Name of issuer of the securities held pursuant to the plan)

2600 Chemed Center, 255 E. 5th Street, Cincinnati, Ohio 45202

(Address of principal executive office)

ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS — PAGE NUMBER



Other schedules required by 29 CFR Section 25203103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Chemed/Roto-Rooter Savings & Retirement Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

By: David J. Lohbeck, Chairman
Administrative Committee

Date: June 27, 2005

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
720 East Pete Rose Way
Suite 400
Cincinnati OH 45202-3504
Telephone (513) 723 4700
Facsimile (513) 723 4777

## Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Chemed/Roto-Rooter Savings & Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Cincinnati, Ohio
June 17, 2005

**Chemed/Roto-Rooter**
Savings & Retirement Plan

## Statements of Net Assets Available for Benefits

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Assets: | | |
| Investments, at fair value: | | |
| Chemed Corporation common stock (formerly Roto-Rooter, Inc. common stock) | $ 21,284,415 | $ 15,227,761 |
| Merrill Lynch Fundamental Growth Fund | 12,815,130 | 12,632,765 |
| Merrill Lynch Institutional Fund | 9,441,954 | 9,810,850 |
| Merrill Lynch Equity Index Trust | 8,304,344 | 7,787,766 |
| One Group Bond Fund | 6,598,827 | 6,137,544 |
| Alger Mid Cap Growth Fund | 6,483,037 | - |
| ING International Value Fund | 5,416,036 | 4,101,767 |
| MFS Total Return Fund | 3,911,912 | 3,887,569 |
| Wells Fargo Montgomery Short Duration Government Bond Fund | 3,156,490 | 3,049,040 |
| Merrill Lynch Equity Dividend Fund | 2,506,295 | 1,665,680 |
| Oakmark Select Fund | 1,697,005 | 1,243,992 |
| State Street Aurora Fund | 1,257,823 | 622,842 |
| Oakmark Equity & Income Fund | 997,818 | 418,707 |
| JP Morgan Dynamic Small Cap Fund | 856,579 | 643,939 |
| Seligman Communications and Information Fund | 847,238 | - |
| Oppenheimer International Small Company Fund | 393,577 | - |
| Merrill Lynch Pacific Fund | 293,004 | 189,738 |
| Van Kampen Emerging Growth Fund | 1,116 | 6,437,176 |
| AllianceBernstein Technology Fund | - | 789,988 |
| ING International Small Cap Fund | - | 99,841 |
| Loan Fund | 3,433,288 | 3,425,280 |
| Total investments | 89,695,888 | 78,172,245 |
| Receivables: | | |
| Employer contributions | 1,259,430 | 1,082,669 |
| Participant contributions | 457,289 | 499,885 |
| Accrued interest and dividends | 17,264 | 16,770 |
| Total receivables | 1,733,983 | 1,599,324 |
| Cash | 318,499 | 17,209 |
| Total assets | 91,748,370 | 79,788,778 |
| Liabilities: | | |
| Accrued expenses | 7,685 | 10,406 |
| Net assets available for benefits | $ 91,740,685 | $ 79,778,372 |

The accompanying notes are an integral part of these financial statements.

## Statement of Changes in Net Assets Available for Benefits

| | Year Ended December 31, 2004 |
|---|---|
| Additions: | |
| Additions to net assets attributed to: | |
| Investment income: | |
| Net appreciation in fair value of investments | $ 10,454,135 |
| Interest and other income | 1,610,580 |
| | 12,064,715 |
| Contributions: | |
| Employer | 2,891,733 |
| Participant | 5,980,893 |
| | 8,872,626 |
| Total additions | 20,937,341 |
| Deductions: | |
| Deductions from net assets attributed to: | |
| Benefits paid to participants | 8,916,143 |
| Administrative expenses | 58,885 |
| Total deductions | 8,975,028 |
| Increase in net assets | 11,962,313 |
| Net assets available for benefits: | |
| Beginning of year | 79,778,372 |
| End of year | $ 91,740,685 |

The accompanying notes are an integral part of these financial statements.

## Notes to Financial Statements

1. **General Description of the Plan**

**Overview and Eligibility**
Chemed Corporation (formerly Roto-Rooter, Inc.), as the Plan administrator, adopted the Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan"). The Plan is a defined contribution plan available to all full-time employees of participating units of Chemed Corporation (the "Company"), except those covered by collective bargaining agreements, who have completed at least 500 hours of service in any six months of continuous service. The following summary provides an overview of major Plan provisions and is provided for general informational purposes. Participants should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

**Contributions**
Employee contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after tax earnings. In any Plan year, an employee may contribute up to a maximum of 100% of his or her included compensation, as defined, or the maximum allowed by the Internal Revenue Code, as amended ("IRC"), whichever is less ("Basic Contribution"). For the Plan year 2004, the IRC limit on before-tax contributions was $13,000. Employee contributions are made through payroll deductions. The Company, on a participating unit basis, may elect to make contributions to the Plan on the first 6% of employees' basic contribution ("Matching Contribution").

To comply with certain provisions of the Tax Reform Act of 1986, as amended (the "Act"), the Plan limits covered compensation for purposes of determining Basic and Matching Contributions to $205,000 for the Plan year ended December 31, 2004. All contributions are subject to limitations imposed by the IRC and ERISA.

**Vesting and Forfeitures**
Participants are immediately vested in their Basic Contributions and any earnings or losses thereon. Vesting in the employer's Matching Contributions occurs in 20% increments after two years of service and participants are fully vested after six years of service. Service America Network, Inc.'s, a wholly owned subsidiary of the Company, employer Matching Contributions do not vest until after three years of service at which time they are fully vested. Additionally, all participants of the Plan are fully vested in employer contributions upon normal retirement, death or total permanent disability incurred while employed. Non-vested employer contributions which are forfeited by withdrawals from the Plan are used to reduce future Matching Contributions to the Plan. During 2004 and 2003, $393,428 and $308,696, respectively, of forfeitures were used to reduce the Matching Contributions. Participants who incur forfeitures under the Plan are permitted to restore the amount of such forfeiture by paying the Plan, subject to certain limitations, the entire withdrawn amount which gave rise to the forfeiture. Forfeitures are not permitted to be restored to the participants' accounts after the occurrence of five consecutive one year breaks-in-service.

**Investment Options**
Investment of employee contributions is made in accordance with employee elections and stipulated Plan provisions. Beginning January 1, 1999, the Plan appointed Merrill Lynch as Trustee and currently offers the following investment options for contributions: Merrill Lynch Institutional Fund, Wells Fargo Montgomery Short Duration Government Bond Fund, One Group Bond Fund, MFS Total Return Fund, Oakmark Equity & Income Fund, Merrill Lynch Equity Index Trust, Merrill Lynch Fundamental Growth Fund, Alger Mid Cap Growth Fund, Merrill Lynch Equity Dividend Fund, JP Morgan Dynamic Small Cap Fund, State Street Aurora Fund, Oakmark Select Fund, ING International Value Fund, Oppenheimer International Small Company Fund, Merrill Lynch Pacific Fund and Seligman Communications and Information Fund. The Chemed Corporation Stock Fund (formerly Roto-Rooter Stock Fund) is also an investment option for employee contributions. Purchases of Chemed Corporation (formerly Roto-Rooter, Inc.) stock are made by the Plan's trustee on the open market. Employer contributions are invested at the discretion of the Plan administrator. These same investment options are available for the employer contributions. The Plan allows participants to transfer funds among the various investment options.

**Participant Loans**
Participants may borrow from their vested account balance a minimum of $500 up to a maximum of 50% of the vested account balance. Loan terms range from 1 to 5 years or up to 10 years if the proceeds of the loan are used for the purchase of the participant's primary residence. Loans are secured by the balance in the Participant's account and bear interest at the prime rate plus 1%. Participants may not have more than two loans outstanding at any one time. Principal and interest payments are payable ratably through direct payroll deductions.

**Payment of Benefits**
Upon termination of service with the Company, participants are entitled to a lump sum distribution of the vested portion of their account balance. Upon retirement or if a participant becomes totally and permanently disabled or dies, the participant or their beneficiary is entitled to their entire account balance. Retired and terminated Participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

**Withdrawals**
The Plan allows withdrawals of after-tax and rollover contributions while an active employee. The Plan also allows for a "financial hardship" withdrawal for participants under age 59½ years of before-tax contributions in cases of demonstrated "financial hardship".

**Plan Termination**
The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA and the IRC. In the event that the Plan is terminated, the participants shall be fully vested in the current market value of amounts credited to their accounts at the date of termination.

## 2. Summary of Significant Accounting Policies

**Investment valuation**
Investments of the Plan are valued at fair market value for shares of mutual funds and common stock. Participant loans are stated at amortized cost. Market values are determined principally from quoted market values for all investments. Cost is determined using the weighted average cost of securities owned.

**Investment income**
Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

**Payment of benefits**
Benefits are recorded when paid.

**Expenses of the Plan**
Unless paid by the Company, all expenses incurred in the administration of the Plan are paid by the Plan.

**Basis of accounting**
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

**Investment appreciation (depreciation)**
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized and unrealized appreciation (depreciation) for the specified period. Net unrealized appreciation (depreciation) is determined based on the difference between the average cost of the investments and the market value as of each valuation date of such investment. Average cost is determined based on the weighted-average cost of all investments purchased less any dispositions. Purchases and sales of securities are recorded on the trade date.

**Use of estimates**
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

**Concentrations, risks and uncertainties**
The Plan has a significant concentration of investment in Chemed Corporation stock. A change in the value of this stock could cause the value of the Plan's net assets to change significantly due to this concentration.

The Plan provides for various investment options in a number of funds which invest in stocks, bonds, fixed income securities, mutual funds and other investment securities. Certain investments are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect Participant account balances and amounts reported in the financial statements and accompanying notes.

## 3. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated December 13, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the date of the letter, the Plan Administrator and the Administrator's legal counsel believe the amendments do not alter the tax status of the Plan and the Plan is currently being operated in compliance with section 401(a) of the IRC and the related Trust is exempt from federal income tax under section 501(a) of the IRC.

**Notes to Financial Statements**

## 4. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Chemed Corporation common stock (formerly Roto-Rooter, Inc. common stock), 317,157 and 330,320 shares, respectively | $21,284,415 * | $15,227,761 * |
| Merrill Lynch Fundamental Growth Fund, 724,838 and 762,848 shares, respectively | 12,815,130 | 12,632,765 |
| Merrill Lynch Institutional Fund, 9,441,954 and 9,810,850 shares, respectively | 9,441,954 | 9,810,850 |
| Merrill Lynch Equity Index Trust, 93,412 and 96,887 shares, respectively | 8,304,344 | 7,787,766 |
| One Group Bond Fund, 603,735 and 558,466 shares, respectively | 6,598,827 | 6,137,544 |
| Alger Mid Cap Growth Fund, 384,294 and 0 shares, respectively | 6,483,037 | - |
| ING International Value Fund 306,858 and 271,460 shares, respectively | 5,416,036 | 4,101,767 |

* Participant and Nonparticipant-directed

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $10,454,135 as follows:

| | |
|---|---|
| Mutual funds | $ 3,706,968 |
| Common stock | 6,747,167 |
| | $ 10,454,135 |

## 5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| Chemed Stock Fund * (formerly Roto-Rooter Stock Fund) | $ 21,284,415 | $ 15,227,761 |

| | Year Ended December 31, 2004 |
|---|---|
| Changes in Chemed Stock Fund *: | |
| Contributions | $ 839,201 |
| Interest and dividends | 160,598 |
| Net appreciation | 6,747,167 |
| Benefit payments and expenses | (1,636,541) |
| Transfers to participant-directed investments | (53,771) |
| | $ 6,056,654 |

* Includes both participant and nonparticipant-directed investments; nonparticipant-directed investments become participant directed upon attainment of age 50.

## 6. Related Party Transactions

Certain Plan investments held during the year ended December 31, 2004 include shares of the Company's common stock and shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan in 2004 or 2003, for investment management services.

## 7. Subsequent Events

On March 14, 2005, Chemed Corporation announced a two-for-one stock split in the form of a 100% stock dividend effective May 11, 2005.

On May 5, 2005, Chemed Corporation sold its Service America Network, Inc. subsidiary. Accordingly, Service America Network, Inc. employees no longer participate in the Plan and their respective balances will be transferred out of the Plan in August, 2005.

## Chemed/Roto-Rooter
Savings & Retirement Plan

**Form 5500, Schedule H, Line 4i-**
**Schedule of Assets (Held At End of Year) ***
**December 31, 2004**

Schedule I

| (a) | (b) Identity of issuer | (c) Description of investment | (d) Cost | (e) Current value |
|---|---|---|---|---|
| ** | Chemed Corporation (formerly Roto-Rooter, Inc.) | Common Stock | $ 11,248,038 | $ 21,284,415 |
| ** | Merrill Lynch | Fundamental Growth Fund | | 12,815,130 |
| ** | Merrill Lynch | Institutional Fund | | 9,441,954 |
| ** | Merrill Lynch | Equity Index Trust | | 8,304,344 |
| | One Group | Bond Fund | | 6,598,827 |
| | Alger | Mid Cap Growth Fund | | 6,483,037 |
| | ING | International Value Fund | | 5,416,036 |
| | MFS | Total Return Fund | | 3,911,912 |
| | Wells Fargo Montgomery | Short Duration Government Bond Fund | | 3,156,490 |
| ** | Merrill Lynch | Equity Dividend Fund | | 2,506,295 |
| | Oakmark | Select Fund | | 1,697,005 |
| | State Street | Aurora Fund | | 1,257,823 |
| | Oakmark | Equity & Income Fund | | 997,818 |
| | JP Morgan | Dynamic Small Cap Fund | | 856,579 |
| | Seligman | Communications and Information Fund | | 847,238 |
| | Oppenheimer | International Small Company Fund | | 393,577 |
| ** | Merrill Lynch | Pacific Fund | | 293,004 |
| | Van Kampen | Emerging Growth Fund | | 1,116 |
| | Loan Fund | Loans to Participants, at rates ranging from 5.0% to 10.5%, 1/05 to 5/14 | | 3,433,288 |
| | Total assets held for investment purposes | | | $ 89,695,888 |

* This schedule includes those assets required to be reported under ERISA Section 2520.103-11 and IRS Form 5500, Schedule H, Line 4i.

** Denotes party in interest.

## Chemed Corporation

Savings & Retirement Plan

**Form 5500, Schedule H, Line 4j-**
**Schedule of Reportable Transactions ***
**For the Year Ended December 31, 2004**

Schedule II

| (a) Identity of party involved | (b) Description of asset | (c) Purchase price | (d) Selling price | (e) Lease rental | (f) Expense incurred with transaction | (g) Cost of asset | (h) Current value of asset on transaction date | (i) Net gain or (loss) |
|---|---|---|---|---|---|---|---|---|
| Merrill Lynch | Chemed Corporation (formerly Roto-Rooter, Inc.) Common Stock | | | | | | | |
| | - 728 purchases | $ 2,892,873 | N/A | N/A | $ - | $ 2,892,873 | $ 2,892,873 | $ - |
| | - 790 sales | N/A | $ 3,583,386 | N/A | - | 2,500,403 | 3,583,386 | 1,082,983 |

* This schedule reports those assets purchased and/or sold during the current period that are in excess of 5% of the fair market value of assets as required by ERISA Section 2520.103-6 and IRS Form 5500, Schedule H, Line 4j.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-87073) of Chemed Corporation of our report dated June 17, 2005 relating to the financial statements of Chemed/Roto-Rooter Savings & Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cincinnati, OH
June 27, 2005